[redacted]

10029868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GF Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2080 Ringling Blvd, Third Floor
(No. and Street)

Sarasota	FL	34237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Hushek III — 941-441-1630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy, & Tapp P.A.
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Dr., Suite 400	Clearwater	FL	33762
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 30 2010

Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geoffrey A. Frazier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GF Investment Services, LLC, as of December 31st, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public State of Florida
Cynthia Shuford
My Commission DD671750
Expires 05/13/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GF INVESTMENT SERVICES, LLC

INDEX

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association

Report of Independent Registered Certified Public Accountants

To the Members of
GF Investment Services, LLC:

We have audited the accompanying statements of financial condition of GF Investment Services, LLC (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GF Investment Services, LLC as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp, P.A.

March 22, 2010
Clearwater, Florida

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

GF INVESTMENT SERVICES, LLC

Statements of Financial Condition

December 31, 2009 and 2008

Assets		2009	2008
Cash and cash equivalents	$	116,585	133,049
Deposits with clearing agency		55,177	54,959
Accounts receivable:			
Commissions		45,643	61,050
Registered representatives		13,454	7,433
Accrued interest receivable		32,083	18,333
Prepaid expenses		35,713	35,713
Note receivable		250,000	250,000
	$	548,655	560,537

Liabilities and Members' Equity		2009	2008
Liabilities:			
Accounts payable	$	13,706	3,459
Accrued commissions payable		38,076	60,443
		51,782	63,902
Members' equity		496,873	496,635
	$	548,655	560,537

The accompanying notes are an integral part of these financial statements.

GF INVESTMENT SERVICES, LLC

Statements of Operations

For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenue:		
Commissions	$ 1,703,559	1,300,133
Registered representative fees	40,876	24,825
Interest income	13,851	15,825
	1,758,286	1,340,783
Expenses:		
Salaries, benefits and payroll taxes	412,593	340,800
Registered representative commissions	994,752	640,120
Advertising	63	955
Insurance	55,230	53,844
Office and other	51,436	50,255
Professional fees	87,214	65,645
Regulatory expenses	20,837	15,441
Rent	49,950	44,766
Telephone and utilities	8,749	9,784
Trading fees	21,799	33,246
Travel and entertainment	15,556	2,269
Web software access	39,869	101,024
	1,758,048	1,358,149
Net income (loss)	$ 238	(17,366)

The accompanying notes are an integral part of these financial statements.

GF INVESTMENT SERVICES, LLC

Statements of Changes in Members' Equity

For the Years Ended December 31, 2009 and 2008

		Contributed Capital	Accumulated Earnings	Total
Members' equity at January 1, 2008	$	160,000	418,501	578,501
Net loss		-	(17,366)	(17,366)
Distributions		-	(64,500)	(64,500)
Members' equity at December 31, 2008		160,000	336,635	496,635
Net income		-	238	238
Members' equity December 31, 2009	$	160,000	336,873	496,873

The accompanying notes are an integral part of these financial statements.

GF INVESTMENT SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2009 and 2008

		2009	2008
Cash flows from operating activities:			
Net income (loss)	$	238	(17,366)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
(Increase) decrease in operating assets:			
Deposits with clearing agency		(218)	(828)
Commissions receivable		15,407	73,159
Registered representatives receivable		(6,021)	(750)
Accrued interest receivable		(13,750)	(13,750)
Prepaid expenses		-	4,679
Increase (decrease) in operating liabilities:			
Accounts payable		10,247	(40,878)
Payable to clearing house		-	(40,367)
Accrued commissions		(22,367)	(54,802)
Net cash used in operating activities		(16,464)	(90,903)
Cash flows from financing activities:			
Distributions to members		-	(64,500)
Net cash used in financing activities		-	(64,500)
Net decrease in cash		(16,464)	(155,403)
Cash and cash equivalents at beginning of year		133,049	288,452
Cash and cash equivalents at end of year	$	116,585	133,049

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

GF Investment Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2004 and is engaged primarily in the securities brokerage business with offices throughout Florida. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has entered into agreements with registered representatives. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the costs of the registered representatives are not included in the accompanying financial statements. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representatives range from 10% to 90%.

(b) Revenue Recognition

The Company recognizes commission revenues in the period which the commissions are earned and services are rendered.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows.

(d) Commissions Receivable

Commissions receivable represents commissions earned which were not received at year-end. The Company estimates the allowance for doubtful receivables based upon a review of the current status of existing receivables and management's estimate as to their collectability. No allowance for doubtful receivables was recorded at December 31, 2009 and 2008, as management believes all receivables to be fully collectible.

(1) Summary of Significant Accounting Policies – Continued

(e) Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with the operating agreement. Therefore, no provision or liability for income taxes has been included in the financial statements.

During 2009, the Company adopted Accounting Standards Codification Topic 740, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The adoption of this standard did not have a material effect on the Company's financial statements.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(g) Fair Value of Financial Instruments

Effective October 1, 2008, the Company adopted FASB Accounting Standards Codification Topic 820, "Fair Value and Measurement" (FASC 820), for its financial assets and liabilities. Management uses the fair value hierarchy, which gives the highest priority to quoted prices in active markets. The fair value of financial instruments is estimated based on market trading information, where available. Absent published market values for an instrument or other assets, management uses observable market data to arrive at its estimates of fair value.

Generally accepted accounting principles (GAAP) defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, GAAP establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

(1) Summary of Significant Accounting Policies – Continued

(g) Fair Value of Financial Instruments - Continued

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2009, the fair value of the Company's money market funds is measured using Level 2 inputs.

(2) Concentrations of Credit Risk and Major Customer Information

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents in commercial depository accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to amounts of $250,000 per bank. At times, cash deposits exceed federally insured limits. The Company also periodically invests in money market funds, which are not insured by the FDIC. The Company had investments in money market funds with balances of $0 and $39,387 at December 31, 2009 and 2008, respectively.

During 2009, approximately 71% of total revenue was generated by three customers. Of those three customers, 28% of total revenue was attributable to a single customer. During 2008, approximately 77% of total revenue was generated by three customers. Of those customers, 52% of total revenue was attributable to a single customer.

(3) Deposits with Clearing Agency

As of December 31, 2009 and 2008, the Company had cash deposits of $55,177 and $54,959, respectively, in various firm accounts with a clearing agency. These accounts are not insured by the FDIC.

(4) Note Receivable

In September 2007, the Company loaned $250,000 to an affiliate, Global Financial Advisory, Inc., a related party through common ownership. The promissory note bears interest at 5.5%, which was payable annually beginning in September 2008. The Company has subsequently deferred the payment of interest until maturity. The principal balance is payable at maturity in September 2012. As of December 31, 2009 and 2008, accrued interest receivable totaled $32,083 and $18,333, respectively.

(5) Related Party Operating Lease

The Company conducts its operations in a leased facility under an operating lease with a limited liability company related through common ownership. The lease expires in December 2010. The Company may, at its option, renew the lease for two additional terms of five years each under the same terms as the current lease. The lease requires monthly base payments of $3,333. The rental payments are adjusted annually by the greater of 3% or the percentage increase in the Consumer Price Index, not to exceed 5% per year.

(5) Related Party Operating Lease - Continued

At December 31, 2009, future minimum lease payments under this lease are as follows:

Year	Amount
2010	$ 46,321

Related party rent expense related to this lease for both years ended December 31, 2009 and 2008 was approximately $40,000.

(6) Other Related Party Transactions

The Company has an expense sharing agreement with Global Financial Advisory, Inc., an entity with common ownership, under which certain general and administrative costs for the Company and other related entities will be paid by Global Financial Advisory, Inc. The costs are allocated on the basis of headcount and the estimated percentage of annual work time certain employees are deemed to have dedicated to the Company. Other fees directly related to the Company paid by Global Financial Advisory, Inc. are reimbursed at 100% of the costs incurred. Total cost allocated to the Company from Global Financial Advisory, Inc. for the years ended December 31, 2009 and 2008, was $36,655 and $37,915, respectively. At December 31, 2009 and 2008, respectively, $2,180 and $3,459 of shared expense due to Global Financial Advisory, Inc. was included in accounts payable on the statement of financial condition.

(7) Retirement Plan

On January 1, 2006, the Company adopted a SIMPLE-IRA plan covering all employees. The Company is required to match the employee's elective deferral on a dollar-for-dollar basis not to exceed 3% of the employee's compensation. Plan expense was $6,195 and $7,112 for the years ended December 31, 2009 and 2008, respectively.

(8) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9) Commitments and Contingencies

The Company is involved in various legal matters that arise during the ordinary course of business. Management is of the opinion that the ultimate resolution of these matters will not have a detrimental impact on the Company's financial position or results of operations.

(10) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $50,000 or 6.67% of aggregate indebtedness, both terms as defined by the rule. At December 31, 2009, the Company had net capital of $146,162 which exceeded the capital requirement by $96,162. The Company's ratio of aggregate indebtedness to net capital was .35 to 1 at December 31, 2009.

(11) Liabilities Subordinated to Claims of General Creditors

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities and Exchange Commission is not presented since no such liabilities existed at December 31, 2009 and 2008, nor at any time during the years then ended.

(12) Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

(13) Subsequent Events

The Company has evaluated events and transactions through March 22, 2010, the date which financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2009

GF INVESTMENT SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net Capital

Members' equity		$	496,873
Deductions for non-allowable assets:			
Prepaid expenses			(35,713)
Commissions receivable			(19,461)
Registered representative receivable			(13,454)
Accrued interest receivable			(32,083)
Note receivable			(250,000)
Net capital		$	146,162

Aggregate Indebtedness

Items included in balance sheet:			
Accounts payable	$ 13,706		
Accrued commissions payable	38,076		
Total aggregated indebtedness	$ 51,782		
Ratio: Aggregate indebtedness to net capital			.35 to 1
Minimum net capital requirement		$	50,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009) is not presented as there are no material differences.

See accompanying report of independent certified public accountants.

KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association

Report of Independent Registered Certified Public Accountants
On Internal Control Required
By SEC Rule 17a-5

To the Members of
GF Investment Services, LLC:

In planning and performing our audit of the financial statements and supplementary schedules of GF Investment Services, LLC, (the Company), as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplementary schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of GF Investment Services, LLC, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp, P.A.

March 22, 2010
Clearwater, Florida

KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association

Independent Registered Certified Public Accountants' Report on Applying Agreed –Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of GF Investment Services, LLC
2080 Ringling Boulevard, Third Floor
Sarasota, Florida 34237

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by GF Investment Services, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the GF Investment Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting the following difference:

   Form SIPC-7T reported total revenue of $1,603,378 which is $14,325 less than the total revenue reported of $1,617,703 in the audited Form X-17A-5 for the period from April 1, 2009 through December 31, 2009. As a result, the total assessment and interest due was understated by $35.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp, P.A.

March 22, 2010

GF INVESTMENT SERVICES, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2009 and 2008
(With Independent Registered Certified
Public Accountants' Report Thereon)